06050345

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 5 2006 WASH. D.C. 213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48908

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2005 (MM/DD/YY) AND ENDING 06/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Becker & Suffern, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1245 West Causeway
(No. and Street)

Mandeville (City) LA (State) 70471 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick W. Suffern 985-674-9120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kushner LaGraize, LLP
(Name – *if individual, state last, first, middle name*)

3330 West Esplanade Avenue, Suite 100 (Address) Metairie (City) LA (State) 70002 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick W. Suffern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Becker & Suffern, LTD., as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

EDWARD T. SUFFERN, JR.
NOTARY PUBLIC, BAR NO. 14458
MY COMMISSION IS FOR LIFE.

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BECKER & SUFFERN, LTD.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

For the Year Ended June 30, 2006

BECKER & SUFFERN, LTD.

TABLE OF CONTENTS
June 30, 2006

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

DAVID KUSHNER, CPA, CrFA*
ILSON A. LaGRAIZE, JR, CPA, CrFA
NEST G. GELPI, CPA, CGFM
RAIG M. FABACHER, CPA
DUGLAS W. FINEGAN, CPA, CVA
ARY ANNE GARCIA, CPA
Professional Accounting Corporation

Members
American Institute of CPA's
Society of Louisiana CPA's

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Becker & Suffern, Ltd.

We have audited the accompanying statement of financial condition of Becker & Suffern, Ltd., as of June 30, 2006, and the related statements of income, changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year ended June 30, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Becker & Suffern, Ltd., as of June 30, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kushner LaGraize, LLC

Metairie, Louisiana
August 11, 2006

SUITE 100 3330 WEST ESPLANADE AVENUE METAIRIE, LOUISIANA 70002 (504) 838-9991 FAX (504) 833-7971
info@kl-cpa.com • www.kl-cpa.com

BECKER & SUFFERN, LTD.
STATEMENT OF FINANCIAL CONDITION
June 30, 2006

ASSETS

Cash	$	8,181
Commissions receivable		21,656
Deposits with clearing organization		25,000
Secured demand notes collateralized by cash/marketable securities (see Note 3)		45,000
	$	99,837

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Profit-sharing payable	$	2,000
COMMITMENT		
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (see Note 3)		45,000
STOCKHOLDERS' EQUITY		
Common stock, no par value, 10,000 shares authorized, 100 shares issued and outstanding		25,000
Retained earnings		27,837
		52,837
	$	99,837

See Notes to Financial Statements.

BECKER & SUFFERN, LTD.

STATEMENT OF INCOME

For the Year Ended June 30, 2006

COMMISSION AND FEE INCOME	$ 2,184,882
EXPENSES	
Salaries and benefits	990,279
Management fees	668,595
Dues and subscriptions	21,027
Insurance	4,655
Other	20,622
Overpayment and corrections	1,218
Payroll taxes and licenses	37,557
Professional services	362,001
Profit-sharing plan contribution	14,000
Promotions	850
Rent	48,000
	2,168,804
INCOME BEFORE INCOME TAX EXPENSE	16,078
INCOME TAX EXPENSE	803
NET INCOME	$ 15,275

See Notes to Financial Statements.

BECKER & SUFFERN, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended June 30, 2006

	Common Stock	Retained Earnings	Total
Balance at June 30, 2005	$ 25,000	$ 14,562	$ 39,562
Net income	0	15,275	15,275
Dividends paid	0	(2,000)	(2,000)
Balance at June 30, 2006	$ 25,000	$ 27,837	$ 52,837

See Notes to Financial Statements.

BECKER & SUFFERN, LTD.

STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2006

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	
Net income	$ 15,275
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Decrease in operating assets	
Commissions receivable	39,728
Decrease in operating liabilities	
Profit-sharing payable	(46,000)
Income taxes payable	(1,990)
NET CASH PROVIDED BY OPERATING ACTIVITIES	7,013
CASH FLOWS USED IN FINANCING ACTIVITIES	
Dividends paid	(2,000)
NET CASH USED IN FINANCING ACTIVITIES	(2,000)
NET INCREASE IN CASH	5,013
CASH, BEGINNING OF YEAR	3,168
CASH, END OF YEAR	$ 8,181

SUPPLEMENTAL DISCLOSURES

- There were no cash payments for interest expense during the year ended June 30, 2006.
- Cash payments for income taxes during the year ended June 30, 2006, were $0.

See Notes to Financial Statements.

BECKER & SUFFERN, LTD.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended June 30, 2006

Subordinated liabilities at June 30, 2005	$ 45,000
Change during the year	-
Subordinated liabilities at June 30, 2006	$ 45,000

See Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Becker & Suffern, Ltd. (the Company), is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.

Nature of Operations

The Company was incorporated as a broker and dealer in securities on October 12, 1995, primarily serving customers in Southeastern Louisiana. The Company operates as a nonclearing broker and, as such, has an agreement with a third-party broker/dealer to act as the Company's clearing broker to carry and clear its customers' margin and cash accounts and transactions on a fully-disclosed basis.

Use of Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no deferred tax assets or liabilities on June 30, 2006.

For the period ended June 30, 2006, the Company recorded income tax expense of $803 . The actual expense differs from the amount computed by applying the combined federal and state statutory income tax rates to income before income tax expense. These differences are primarily due to certain nondeductible expenses and the utilization of the Worker Retention tax credit allowed to employers post-Hurricane Katrina.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commission Income and Expenses

Commission income and expenses from several types of securities transactions executed on behalf of customers are recorded on a settlement date basis, generally within three business days following the transaction date.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be "cash equivalents". There were no cash equivalents at June 30, 2006.

NOTE 2 - DEPOSITS WITH CLEARING ORGANIZATION

A security deposit in the amount of $25,000 is required by the Company's third-party broker/dealer, which acts as its clearing broker. This deposit is recorded at cost.

NOTE 3 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Two $22,500 subordinated notes payable at June 30, 2006, are outstanding pursuant to secured demand note collateral agreements for equity capital originally dated January 17, 1996. The subordinated liability is noninterest-bearing, is payable to stockholders of the Company and matures June 30, 2008. The secured demand notes are collateralized by marketable equity securities with a market value of approximately $94,914 at June 30, 2006.

The secured demand note collateral agreements for equity capital have been approved by the National Association of Securities Dealers and are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is a registered broker and dealer in securities and is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under the Uniform Net Capital Rule a broker and dealer who does not carry customers' accounts is required to maintain net capital, as defined in the Uniform Net Capital Rule, of $50,000 or 6.67 percent of aggregate indebtedness, as defined, whichever is greater. The Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At June 30, 2006, the net minimum capital requirement was $50,000 which the Company exceeded by $47,837. The ratio of aggregate indebtedness to net capital was 0.02 to 1.0 at June 30, 2006.

NOTE 5 - RELATED PARTY TRANSACTIONS

During the year ended June 30, 2006, $668,595 was paid to a company affiliated with Becker & Suffern, Ltd., through common ownership for management fees and reimbursement of operating costs. Becker & Suffern entered into a formal agreement with this affiliated Company commencing January 1, 2005, to provide maintenance services, management and administrative services as well as retirement plan accounting and consulting services. Consideration for these services is payable at $50,000 per month. In addition to this monthly consideration, additional amounts can be billed for services outside of those specifically stated in the agreement.

The Company leases equipment and office space from a limited liability company controlled by two of the stockholders. The lease is for a term of one year and automatically renews annually. During the year ended June 30, 2006, rent in the amount of $48,000 was paid on this lease. Future minimum lease payments under the terms of the lease agreement are as follows:

Year Ending	Amount
June 30, 2007	$48,000

During the year ended June 30, 2006, $350,000 was paid to a company affiliated with Becker & Suffern, Ltd., through common ownership for professional fees. Becker & Suffern entered into a formal agreement with this affiliated Company commencing January 1, 2006, to provide marketing and management services. Consideration for these services is payable at $120,000 per quarter beginning January 15, 2006 with an initial retainer of $110,000 paid January 1, 2006. In additional to this quarterly consideration, additional amounts can be billed for services outside of those specifically stated in the agreement. The terms of the agreement is for one year commencing January 1, 2006 and shall continue for like year terms thereafter until terminated by either party giving at least sixty days written notice.

NOTE 6 - PROFIT-SHARING PLAN

The Company maintains a defined contribution 401(k) profit-sharing plan covering substantially all full-time employees at least 21 years of age who have completed at least one Year of Service. Contributions to the plan are made based on participants' compensation at the discretion of the Company. The plan also provides for discretionary company matching of employees' salary deferral up to 6 percent of employee compensation per year. The Company's contributions to the profit-sharing plan for the year ended June 30, 2006, totaled $14,000.

SUPPLEMENTAL INFORMATION

BECKER & SUFFERN, LTD.

SCHEDULE I

COMPUTATIONS OF NET CAPITAL, AGGREGATE INDEBTEDNESS
AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended June 30, 2006

Stockholders' equity	$ 52,837
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	45,000
Net capital	97,837
Net capital requirement (greater of $50,000 or 6.67 percent of aggregate indebtedness)	50,000
Net capital in excess of requirement	$ 47,837
Aggregate indebtedness	$ 2,000
Ratio of aggregate indebtedness to net capital	.02 to 1.0

There is no material difference between the computation of net capital, the basic net capital requirement and aggregate indebtedness as presented herein and as reported by the Company in Part II of Form X-17A-5 as of June 30, 2006.

BECKER & SUFFERN, LTD.

SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended June 30, 2006

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions with customers through unaffiliated clearing organizations on a fully-disclosed basis.

During the year ended June 30, 2006, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.

BECKER & SUFFERN, LTD.

SCHEDULE 3

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended June 30, 2006

Information for possession or control requirements:

	Market Value	Number of Items
Customers' fully-paid securities and excess margin securities not in the Company's possession or control as of June 30, 2006 (for which instructions to reduce to possession or control had been issued as of June 30, 2006), but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully-paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of June 30, 2006, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

DAVID KUSHNER, CPA, CrFA*
ILSON A. LaGRAIZE, JR, CPA, CrFA
RNEST G. GELPI, CPA, CGFM
RAIG M. FABACHER, CPA
OUGLAS W. FINEGAN, CPA, CVA
ARY ANNE GARCIA, CPA
A Professional Accounting Corporation

Members
American Institute of CPA's
Society of Louisiana CPA's

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To The Board of Directors of
Becker & Suffern, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Becker & Suffern, Ltd. (the Company), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities & Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S.

SUITE 100 3330 WEST ESPLANADE AVENUE METAIRIE, LOUISIANA 70002 (504) 838-9991 FAX (504) 833-7971
info@kl-cpa.com • www.kl-cpa.com

generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control on the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kushner LaGraize, LLC

Metairie, Louisiana
August 11, 2006